UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

September 14, 2021
(Date of Report (Date of earliest event reported))

Exodus Movement, Inc.
(Exact name of registrant as specified in its charter)

Delaware	81-3548560
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

15418 Weir St. #333
Omaha, NE
(Address of principal executive offices)

(833) 992-2566
(Registrant’s telephone number, including area code)

Class A Common Stock
(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Class A common stock now available for trading on tZERO ATS

Exodus Movement, Inc. (the “Company”) announces that its Class A common stock will be available for trading on the alternative trading system (known as the “tZERO ATS”) operated by tZERO ATS, LLC beginning on September 14, 2021, at 9:30 a.m. Eastern standard time. The tZERO ATS is an electronic platform for trading securities that is available to broker-dealer subscribers.

Holders of Class A common stock (“Stockholders”) will be able to place trades on the tZERO ATS in the following way:

1.	Stockholders must create a brokerage account with tZERO Markets.

2.
Once a tZERO Markets brokerage account has been created, Stockholders may deposit shares of Class A common stock into the account and submit orders to purchase or sell Class A common stock on the tZERO ATS.

3.	Potential purchasers of Class A common stock must also establish a brokerage account with tZERO Markets in order to buy Class A common stock on the tZERO ATS.

4.	tZERO Market will provide Securitize LLC, the Company’s transfer agent (“Securitize”), with information about any ownership change in Class A common stock resulting from trades made on the tZERO ATS.

Record and beneficial ownership of the Company’s Class A common stock are reflected solely on the book-entry records of Securitize. Securitize is regulated by the SEC and Securitize’s records constitute the only official shareholder records for the Company’s Class A common stock and govern the record ownership of the Company’s Class A common stock in all circumstances.

In addition to being able to place trades the traditional way, through the submission of orders to purchase or sell, Stockholders that also hold Common Stock Tokens can use the Common Stock Tokens to place trades. Common Stock Tokens are digital representations of our Class A common stock.  Each Common Stock Token represents one share of Class A common stock.  The Common Stock Tokens  contain no voting, governance, economic or other rights, and cannot be transferred independently of the Class A common stock.

In order to place a trade using a Common Stock Token, the Stockholder must maintain a digital wallet that supports the Securitize DS Protocol. Stockholders that intend to place a trade on the tZERO ATS using Common Stock Tokens must do so in the following way:

1.	Ensure that the Stockholder has established a digital wallet that supports the Securitize DS Protocol and that the digital wallet’s address has been provided to Securitize.

2.	Open the digital wallet and confirm that the digital wallet contains the number of Common Stock Tokens that correspond to the number of Class A common stock shares owned by the Stockholder.

3.	Establish an API connection between the digital wallet and the tZERO ATS. In the Exodus Wallet, this is done by clicking on the icon that indicates the tZERO ATS.

4.
Once the Stockholder has connected to the tZERO ATS, the Stockholder can enter the number of Class A common stock shares that the Stockholder wishes to send to tZERO. The Stockholder will then utilize their account on the tZERO platform to indicate the number of shares they wish to sell. If the sale is completed, the Stockholder can confirm the transactions and the Common Stock Tokens will be transferred out of the Stockholder’s digital wallet and into the digital wallet of the purchaser.

5.
Through an API connection, Securitize will be notified of Stockholder’s transfer of Common Stock Tokens and will record a corresponding change in ownership of the Stockholder’s Class A common stock in Securitize’s books and records, which are the office record of Class A common stock ownership.

In order for a Stockholder to obtain Common Stock Tokens, Securitize must authorize the Algorand network to deposit into the Stockholder’s digital wallet the number of Common Stock Tokens that correspond to the number of Class A common stock shares owned by the Stockholder. For the initial transfer of Common Stock Tokens into current Stockholders’ digital wallets, the Company has paid the initial wallet setup fees and initial gas fees. Following this initial wallet setup and transfer, Stockholders that want to hold Common Stock Tokens will be responsible for any fees associated with the initial receipt of Common Stock Tokens or any transfer of Common Stock Tokens, which includes gas fees required by the Algorand blockchain network that is utilized by the Common Stock Tokens. However, the Company may choose to pay for any portion or all of those fees. As a result, it may be more expensive for a Stockholder to use Common Stock Tokens to trade or transfer Class A common stock than by contacting tZERO Markets directly and requesting a transfer Class A common stock to be made using the book entry method.

It is also always possible for Stockholders to transfer their shares by contacting Securitize if a Stockholder already has a purchaser of or recipient for the Class A common stock. Such a transfer would be made by Securitize using the book entry method and would not involve the use of Common Stock Tokens. If a seller of Class A common stock holds Common Stock Tokens, but chooses to transfer shares directly through Securitize using the book entry method, Securitize will ensure that the number of Common Stock Tokens representing the number of shares sold are removed from the Stockholder’s digital wallet. A purchaser of Class A common stock whose purchase was made using the book entry method but who maintains a digital wallet that supports the Securitize DS protocol may request that Securitize provide the purchaser with Common Stock Tokens that represent the purchaser’s ownership of Class A common stock. In that case, Securitize will authorize the creation and deposit of new Common Stock Tokens.

The information furnished in Form 1-U is not deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, is not subject to the liabilities of that section, and is not deemed incorporated by reference in any filing under the Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXODUS MOVEMENT, INC.

By:	/s/ Jon Paul Richardson
Name:	Jon Paul Richardson
Title:	Chief Executive Officer

Date: September 20, 2021